

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 8, 2018

Via E-mail
Michael C. James
Chief Financial Officer
Terra Tech Corp.
2040 Main Street, Suite 225
Irvine, California 92614

     Re: **Terra Tech Corp.**
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed March 31, 2017
           File No. 000-54258

Dear Mr. James:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Kevin J. Kuhar

           Kevin J. Kuhar
           Accounting Branch Chief
           Office of Electronics and Machinery